Exhibit (d)(4)

April 12, 2019

Citigroup Global Markets Inc.

Attention: Douglas Trauber & David Finkelstein

388 Greenwich Street

New York, NY 10013

Jefferies LLC

Attention: Vinay Prabhu & Bill Cooling

520 Madison Avenue

New York, NY 10022

RE: Smart & Final Stores, Inc. Indication of Interest Letter

Dear Douglas, David, Vinay, and Bill:

Apollo Management IX, L.P. (“Apollo” or “Buyer”) and Smart & Final Stores, Inc. (“Smart & Final” or the “Company”) are discussing a possible acquisition (the “Acquisition”) of 100% of the fully-diluted common stock of the Company by Buyer.  This letter (this “Exclusivity Agreement”) confirms that, in consideration of the mutual agreements set forth herein and for other good and valuable consideration (including the significant narrowing of issues on the draft Agreement and Plan of Merger), the receipt and sufficiency of which are hereby acknowledged, Buyer and the Company, each intending to be legally bound, hereby agree as follows:

1.             Exclusivity.

(a)           During the Exclusivity Period (as defined below), the Company shall not, and shall cause its affiliates, and each of their respective officers, directors, employees, agents, advisors and representatives (collectively, the “Company Representatives”) not to, other than with Buyer or the Buyer Representatives (defined below) in connection with the Acquisition, (i) initiate contact with, solicit, encourage, discuss or disclose, directly or indirectly, any information concerning the Company or any of its subsidiaries, (ii) afford any access to the personnel, offices, facilities, properties, books and records of the Company or any of its subsidiaries, (iii) enter into any discussion, negotiation, understanding, agreement or arrangement with any person or entity (other than Buyer or its representatives), or (iv) issue or transfer any capital stock of the Company (excluding compensatory equity issued in the ordinary course of business), in each case of clauses (i) through (iv) above, in connection with the acquisition of, or any proposal or offer for the acquisition of, Smart & Final or any of its subsidiaries or any or all of the capital stock or other equity interests or a material portion of the assets of Smart & Final or any of its subsidiaries (excluding sales of inventory in the ordinary course of business), whether directly or indirectly, by operation of law or otherwise, or by way of any merger, combination, consolidation, recapitalization, reorganization, refinancing, dissolution or similar transaction involving Smart & Final or any of its subsidiaries (each a “Transaction”).  “Exclusivity Period” shall mean the period commencing at the time of your acceptance hereof (as evidenced by your delivery of a fully executed counterpart signature to this Exclusivity Agreement) and ending at the earlier of (i) the time at which Buyer advises the Company that it is no longer pursuing a Transaction at a price of at least $6.50 per share and (ii) 12:00 noon Pacific time on April 15, 2019. Notwithstanding the foregoing, if Buyer is continuing to pursue a Transaction in good faith, such period may be extended by the mutual written agreement of the parties.

(b)           During the Exclusivity Period, the Company shall, and shall cause each of the Company Representatives to, immediately cease and suspend any existing activities, discussions or negotiations with any person or entity (other than Buyer or the Buyer Representatives) conducted heretofore with respect to any Transaction and shall cause further access to the non-public due diligence materials of Smart & Final and its subsidiaries to be restricted solely to Buyer or persons designated by Buyer.  The Company will promptly notify Buyer if it or any of the Company Representatives receives any indications of interest, requests for information or offers in respect of a Transaction.

(c)           There are no legally binding obligations between the parties hereto relating to the Acquisition or a Transaction except (i) those specifically set forth herein, and (ii) as provided in the confidentiality agreement, dated November 8, 2018, by and between the Company and Buyer (the “Confidentiality Agreement”).  The Company and Buyer each acknowledge and agree that this Exclusivity Agreement is not intended to, and does not, create any legally binding obligation on any party to consummate the Acquisition or a Transaction or enter into any agreement regarding the foregoing.  Such an obligation will arise only upon the negotiation, execution and delivery of a final definitive agreement relating to the Acquisition or a Transaction.  Neither the discussions nor negotiations between the parties hereto nor this Exclusivity Agreement is intended to, and they do not, create any fiduciary or other special duties or obligations between the parties hereto.

(d)           The Company hereby represents that (i) neither it nor any Company Representative is currently bound by any other agreement, arrangement or understanding relating to a Transaction (other than the Confidentiality Agreement, any other confidentiality agreement with respect to a Transaction under which the Company or any Company Representative is bound as of the date hereof, and agreements with financial advisors), and (ii) the execution of this Exclusivity Agreement does not and will not violate any agreement by which any such person or entity is bound or to which any of their respective assets are subject.

2.             Information and Access.  The Company’s Chief Executive Officer, Chief Financial Officer and General Counsel (the “Management Representatives”) will be the Company’s primary contacts for due diligence efforts.  During the Exclusivity Period, the Company shall afford, and, as necessary, shall cause its independent certified public accountants and other advisors to afford, to the employees, officers, independent certified public accountants, legal counsel, financing sources and other representatives of Buyer  (the “Buyer Representatives”) reasonable access to the properties, books, records (including tax returns filed and those in preparation) and senior management of the Company in order that Buyer may have a full opportunity to complete its due diligence.  The Company shall be required to provide the Buyer Representatives such access only if (i) Buyer requests such access from (and provides reasonable notice to) the Management Representatives, and (ii) such access does not (x) unreasonably disrupt the normal operations of the business of the Company or any of its subsidiaries, (y) result in the waiver of any attorney-client privilege, or (z) result in disclosure of competitively sensitive information.  Such access shall be provided to the Buyer Representatives at the times and in accordance with reasonable procedures to be determined by the Company.

3.             Publicity.  Except as required by law, neither party shall make any public disclosure or announcement with respect to the transactions contemplated by this Exclusivity Agreement, including the Acquisition, without the prior written approval of the other party.  Each party agrees that, except as required by law, the terms and existence of this Exclusivity Agreement will be treated with strict confidence, and will not be disclosed other than to those Company Representatives or Buyer Representatives who need to know such information for the purposes of evaluating the Acquisition and who agree to keep such information confidential and to be bound by this Exclusivity Agreement as if they were parties hereto.  Each party agrees that it will be responsible for any breach of this Exclusivity Agreement by any of its representatives.  This Section 3 is in addition to, and does not limit, the terms of the Confidentiality Agreement.

4.             Non-Solicitation.  For a period of 12 months from the date hereof (the “Restricted Period”), Buyer shall not, and shall cause each of its controlled affiliates (excluding portfolio companies that are acting independently) not to, directly or indirectly, in any manner solicit, or attempt to solicit, for employment, any Restricted Person (as defined below).  The term “solicit” shall not include general solicitations not specifically directed towards any Restricted Person.  “Restricted Person” means any senior management employee of the Company or any of its subsidiaries who interacts with Buyer or any Buyer Representatives in the course of negotiations, due diligence or otherwise in connection with a potential Acquisition.

5.             Modification and Amendment.  This Exclusivity Agreement may only be modified or amended in a writing executed by all parties hereto.  No party hereto shall assign this Letter Agreement or any of such party’s rights or obligations hereunder without the prior written consent of the other party.

6.             Waiver.  No delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other.

7.             Remedies.  Each party recognizes and acknowledges that a breach or threatened breach by the other or the representatives of either of this Exclusivity Agreement would cause irreparable harm and material loss and damage as to which money damages would not provide an adequate remedy and that, accordingly, each party agrees (a) that in addition to all other rights and remedies that it may have at law or in equity, specific performance, injunctive relief or other equitable relief shall be an appropriate remedy for any such breach or threatened breach and (b) to waive, and to cause its representatives to waive, any requirement for securing or posting bond in connection with seeking any such remedy.  In the event of any legal proceedings for the enforcement of this Exclusivity Agreement, the reasonable costs and expenses incurred by the prevailing party or any of its representatives in connection with such proceedings, including attorney fees and disbursements, shall be reimbursed by the non-prevailing party.

8.             Governing Law.  This Exclusivity Agreement and the rights and obligations of the parties hereunder shall be governed by and shall be construed and enforced in accordance with the laws of the State of New York, without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York. By executing and delivering this Exclusivity Agreement, each party irrevocably, (a) accepts generally and unconditionally the jurisdiction and venue of such court, (b) waives any defense of forum non conveniens, (c) agrees that service of all process in any such proceeding in any such court may be made by registered or certified mail, return receipt requested, and (d) agrees that service as provided in clause (c) above is sufficient to confer personal jurisdiction in any such proceeding in any such court, and otherwise constitutes effective and binding service in every respect.

9.             Counterparts.  This Exclusivity Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute one and the same agreement.  If any provision of this Exclusivity Agreement shall, for any reason, be adjudged by any court of competent jurisdiction to be invalid or unenforceable, such judgment shall not affect, impair or invalidate the remainder of this Exclusivity Agreement but shall be confined in its operation to the provision of this Exclusivity Agreement directly involved in the controversy in which such judgment shall have been rendered.

10.          Termination.  This Exclusivity Agreement will terminate upon the execution of a definitive purchase and sale agreement between the Buyer and the Company that has received all required approvals and consents of the boards of directors (or similar bodies) of the Company and their affiliates.

11.          Entire Agreement.  This Exclusivity Agreement and the Confidentiality Agreement constitute the entire agreement among the parties concerning the subject matter hereof, and supersede all prior or contemporaneous agreements, understandings and arrangements, written or oral, between the parties with respect to the subject matter hereof.

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If the foregoing correctly sets forth our agreement, please have the Company sign and return one copy of this Exclusivity Agreement to Andrew S. Jhawar of Apollo by electronic transmission, whereupon this Exclusivity Agreement shall constitute our binding agreement with respect to the matters set forth herein.

Very truly yours,

APOLLO MANAGEMENT IX, L.P.,
on behalf of its affiliated investment funds

By: AIF IX Management, LLC, its general partner

By:	/s/ Andrew S. Jhawar
Name: Andrew S. Jhawar

Accepted and agreed to

this 12th day of April, 2019:

SMART & FINAL STORES, INC.

By:	/s/ Richard N. Phegley
Name:	Richard N. Phegley
Executive Vice President